SEC File Number: 001-39672
CUSIP Number: 337655104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FiscalNote Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1201 Pennsylvania Avenue NW, 6th Floor

Washington, D.C. 20004

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FiscalNote Holdings, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) beyond August 11, 2025, the prescribed due date for such filing. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC, on August 5, 2025, the Company entered into a series of definitive agreements providing for refinancing of certain of the Company’s outstanding indebtedness. The transactions contemplated by the foregoing were completed on August 12, 2025, after the deadline for filing the Form 10-Q.

In light of the foregoing transactions, the Company requires additional time to finalize the Form 10-Q as the transactions will impact the disclosures in the Form 10-Q. As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-Q on or prior to the prescribed due date. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Paul Donnell	(202)	793-5300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FiscalNote Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2025	B:	/s/ Jon Slabaugh
Jon Slabaugh
Chief Financial Officer